

Joan Mitchell (1925–1992)

12 Hawks at 3 O'Clock (1962)



Joan Mitchell is remembered as one of the most pivotal figures of the larger Abstract Expressionist movement.

INVESTMENT THESIS

Price Appreciation of Similar Works
17.2%

Appraised Value
N/A

Initial Offering
$15,762,000

Similar Sales


$14.0m
$10.5m
$7.0m
$3.5m
$0.0
86
89
92
95
98
01
04
07
10
13
16
19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 37 years
2020 Auction Sales	significant $70,952,857
Repeat Sales	view

33% Progress

INVEST NOW

DEAL SHEET

Price appreciation of similar works for each painting is based on public auction sales for the specific artist who created the subject painting that occurred prior to the qualification of the applicable offering by the SEC. Unless otherwise indicated, such data will not be updated for sales occurring after such date. Past performance of similar works is not indicative of future performance and is not intended to be a proxy for historical or projected future performance of the specific painting or the shares.

WHY WE LIKE THIS PAINTING

- Joan Mitchell was one of the most celebrated American Abstract Expressionists of her generation, and *12 Hawks at 3 O'Clock* is believed to be one of her masterpieces.
- Joan Mitchell's peers include Jackson Pollock (record auction price of $58.4m), Willem de Kooning (record price $68.9m), Mark Rothko (record price $86.9m), Barnett Newman (record price $84.2), and Clyfford Still (record price $61.7m). We believe the art market continues to emphasize female artists, and that this painting could be the most desirable work that will be available to purchase by the artist.
- *12 Hawks at 3 O'Clock* holds the artist's 3rd top auction record of $14,037,500.
- Although there are no guarantees, similar paintings have appreciated at 17.2% annualized historically from 1985 to 2020.
- The painting was previously owned by renowned artist, Sam Francis, until his death; it then entered the collection of notable American collector, Barney Ebsworth. To our knowledge, this work is the best example from Mitchell's "Paris Years" still held in a private collection.
- The San Francisco Museum of Modern Art and Baltimore Museum of Art announced a major upcoming retrospective of Mitchell's work set to open in September 2021.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales
$70,952,857

2020 Number of Lots Sold
50

Joan MITCHELL

b. 1925, Chicago – d. 1992, Paris



Joan Mitchell (b. 1925–d. 1992) is remembered as one of the most pivotal figures of the larger Abstract Expressionist movement.

THE PAINTING

12 Hawks at 3 O'Clock, 1962

Oil on canvas
116 × 79 in. (296 × 200 cm.)

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

17.2%

INITIAL OFFERING

$15,762,000

Offering Circular: sec.gov/edgar

The Painting is a masterpiece example from Joan Mitchell's body of work that was influenced not only by her Abstract Expressionist peers, but also French Impressionism and European Modernism. The National Gallery of Art's publication "Twentieth-Century American Art, The Ebsworth Collection" describes the title and composition of the Painting as, "a poetic allusion: the rosy orb evokes a sun in the afternoon sky, while the dark brushstrokes imply a cluster of hawks," and notes that the Painting, "deftly exemplifies her ability to evoke landscape even while remaining within the resolute confines of abstraction."

The Painting was first exhibited at the artist's solo exhibition at the Galerie Jacque Dubourg and Galerie Lawrence in Paris in May of 1962, and was acquired by Mitchell's close friend, the renowned artist Sam Francis. The Painting's remarkable provenance continued with the 1997 acquisition of the Painting by Barney Ebsworth– a prominent collector of 20th Century American Art, whose collection was the subject of a major exhibition at the National Gallery of Art in Washington D.C. in 2000. The Painting had been acquired by Ebsworth at Christie's New York for $310,500 on May 7, 1997 and it sold on November 13, 2018 in the same saleroom for $14,037,500, which resulted in a price appreciation of 45 times the purchase price at an annual appreciation of 19.4%.

The Painting had been acquired by Ebsworth at Christie's New York for $310,500 on May 7, 1997 and it sold on November 13, 2018 in the same saleroom for $14,037,500, which resulted in a price appreciation of 45 times the purchase price at an annual appreciation of 19.4%.

Works from the 'Paris Years' have achieved prices in excess of $10 million at auction in the past decade. As of June 30, 2021, top sales of this period are led by the aforementioned 2018 sale of the Painting, followed by *Untitled* (1960), which sold on May 13, 2014 for $11,925,000, and *Noël* (1961-1962), which sold for $11,062,500 on July 2, 2020. As of June 30, 2021, these three sales represent the top third, fifth and ninth most expensive works created by the artist to have ever sold at auction, respectively. The colorful palette, impressive scale, period, provenance, and execution make the Painting a masterpiece by Joan Mitchell.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$16M
$12M
$8M
$4M
1985
1988
1991
1993
1996
1999
2001
2004
2007
2009
2012
2015
2017
2020



Paris, France, October 18, 1962. Joan Mitchell at work in her studio.

As of June 30, 2021, top auction records for the artist's work are led by *Blueberry* (1969), which sold for $16,625,000 on May 16, 2018, followed by *La Grande Vallée VII* (1983), which sold for $14,462,500 on July 10, 2020, and *12 Hawks at 3 O'Clock*, which sold for $14,037,500 on November 13, 2018.

Joan Mitchell traveled to Paris and the south of France before her move to New York City, where she was recognized as a talented painter, and accordingly, included in the now legendary *Ninth Street Show* of 1951. In 1955, Mitchell began to split her time between France and New York, and by 1959 she had decided to settle permanently in France, and took up a studio in Paris. The nine years that followed proved to be some of the most prolific of her artistic career, and the masterpieces created during this period have been revered by curators and collectors alike. In 1968, Joan Mitchell moved to Vétheuil, where she continued to paint until her passing in 1992.

Early in her career, Joan Mitchell's work was included in multiple important exhibitions, including the Whitney Museum of American Art in New York, the Carnegie Institute in Pittsburgh, the Art Institute of Chicago, the Corcoran Gallery of Art in Washington, D.C, as well as a major touring exhibition organized by the Museum of Modern Art in New York that visited nine venues in Japan. The Everson Museum of Art hosted the artist's first institutional solo show in 1972, which was shortly followed by the first of three major solo exhibitions of the artist's work at the Whitney Museum of American Art (1974, 1992, and posthumously in 2002). In the last years before her death, the artist was honored with the Grand Prix National de Peinture in France in 1989, a symbol of international lifetime achievement. As of June 30, 2021, top auction records for the artist's work are led by *Blueberry* (1969), which sold for $16,625,000 on May 16, 2018, followed by *La Grande Vallée VII* (1983), which sold for $14,462,500 on July 10, 2020, and *12 Hawks at 3 O'Clock*, which sold for $14,037,500 on November 13, 2018.



Director and Head of Post War and Contemporary Art at Christie's, Johanna Flaum, standing next to Mitchell's *12 Hawks at 3 O'Clock*. Sold on November 13, 2018 for $14,037,500.

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Joan Mitchell with the following criteria: paintings created between 1960 and 1962 that feature full gestural compositions with large swathes of color, and measure between 60 inches by 60 inches and 120 inches by 120 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 17.2% CAGR implied from selected sales occurring from November 11, 1986 to July 2, 2020.

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